Adagene Inc.

4F, Building C14, No. 218
Xinghu Street, Suzhou Industrial Park
Suzhou, Jiangsu Province, 215123
People’s Republic of China

May 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Mr. Alan Campbell

    Ms. Celeste Murphy

Re:           Adagene Inc.

Registration Statement on Form F-3

Filed April 26, 2022

File No. 333-264486

Ladies and Gentlemen:

On behalf of Adagene Inc., (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement on Form F-3 be accelerated so that it will be declared effective at 4:30 p.m. on May 26, 2022, or as soon thereafter as is practicable.

Please direct any questions regarding the foregoing to Xuelin (Steve) Wang at +852 2533-1092 (xuelin.wang@davispolk.com) of Davis Polk & Wardwell LLP, counsel to the Company.

Sincerely,

/s/ Peter (Peizhi) Luo
Peter (Peizhi) Luo

Chief Executive Officer
Adagene Inc.

cc: Xuelin (Steve) Wang, Esq.